UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On June 19, 2023, Lilium N.V. (the “Company” or “Lilium”) published a press release announcing that it has signed a Memorandum of Understanding with Bao’an District in Shenzhen, China, for the opening of a regional Lilium headquarters in Bao’an District as a first step in a partnership to establish a safe and sustainable eVTOL service in China with the Lilium Jet. The collaboration will initially focus on the Guangdong-Hong Kong-Macao Greater Bay Area, with plans to grow across China and the broader Asia-Pacific region. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

On June 19, 2023, Lilium published a press release announcing that it has signed an agreement with Shenzhen Eastern General Aviation Co., Ltd (“Heli-Eastern”), a major low-altitude general aviation carrier and helicopter service provider in the Guangdong-Hong Kong-Macao Greater Bay Area in China. Under the agreement, Heli-Eastern intends to order 100 Lilium Jets. In addition, the agreement contemplates that Heli-Eastern will partner with Lilium to identify potential sites and partners for Lilium’s vertiports and other ground infrastructure. Heli-Eastern’s purchase of Lilium Jets is subject to the parties agreeing to final commercial terms and entering into definitive agreements with respect thereto. The press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

As part of Lilium’s business strategy, Lilium continues to evaluate capital raising and strategic opportunities from and with a number of sources, including private investors, strategic partners, business counterparties, and government sources. Such opportunities could include joint ventures and strategic partnerships. We may enter into non-binding letters of intent as we assess the commercial appeal of potential transactions. Any potential transactions could be material to our business, financial condition and operating results and may involve the additional issuance of the Company’s Class A ordinary shares and/or other securities.

Incorporation by Reference

The paragraphs of the Explanatory Note above are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562) and October 3, 2022 (File Nos. 333-267718 and 333-267719), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibits attached hereto contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, the markets and industry in which the Lilium Group operates or intends to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, the Lilium Group’s partnership with the Bao’an District in Shenzhen, China, including the agreement and related collaboration mentioned above, the Lilium Group’s partnership with Heli-Eastern, including the agreement and related collaboration mentioned above, the future performance of our innovations, and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “establish” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated June 19, 2023 – Bao’an District of Shenzhen municipality and Lilium partner for eVTOL service in China
99.2	Press release dated June 19, 2023 – Lilium signs agreement with Heli-Eastern for the purchase of Lilium Jets and the development of premium eVTOL services in China